EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,

	2002		2001		2000		1999		1998

	(Dollars in thousands)
Earnings
Net income	$531,123		$507,866		$468,901		$453,447		$369,352
Add:
Provision for income taxes(a)	262,181		269,224		237,292		249,958		192,922
Fixed charges	929,485		905,826		894,146		807,495		778,817
Less:
Capitalized interest	58,274		58,845		50,019		45,235		54,297

Earnings as adjusted (A)	$1,664,515		$1,624,071		$1,550,320		$1,465,665		$1,286,794

Preferred dividend requirements	$19,645		$14,624		$18,570		$18,131		$16,965
Ratio of income before provision for income taxes to net income	149%		153%		151%		155%		152%

Preferred dividend factor on pretax basis	29,271		22,375		28,041		28,103		25,787

Fixed charges
Interest expense	846,353		792,611		773,539		686,767		639,964
Capitalized interest	58,274		58,845		50,019		45,235		54,297
Interest factor of rents	24,858		54,370		70,588		75,493		84,556

Fixed charges as adjusted (B)	929,485		905,826		894,146		807,495		778,817

Fixed charges and preferred stock dividends (C)	$958,756		$928,201		$922,187		$835,598		$804,604

Ratio of earnings to fixed charges ((A) divided by (B))	1.79	x	1.79	x	1.73	x	1.82	x	1.65	x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.74	x	1.75	x	1.68	x	1.75x		1.60	x

(a)	2001 includes income taxes related to cumulative effect of accounting change.